Direct Number: (214) 740-8623
                                            email: dglendenning@lockeliddell.com



                                  June 3, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

   Re:      Kronos International, Inc.
            Registration Statement on Form S-4 filed March 30, 2005
            Annual Report on Form 10-K for the year ended December 31, 2004 File Nos.: 333-123680 and 333-100047

Ladies and Gentlemen:


     This supplementary letter is being provided in response to Comment No. 1 contained in the Staff's comment letter dated April 27, 2005 (the "Comment Letter") concerning the above-referenced Registration Statement on Form S-4 (the "Registration Statement") and concurrently with the response letter of Kronos International, Inc. ("Kronos") to the Comment Letter.


     Kronos is registering the exchange offer described in the Registration Statement (the "Exchange Offer") in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation SEC No-Action Letter (April 13, 1988) (the "Exxon No-Action Letter") and has made the following representations in connection with such Exchange Offer:


     1. Neither Kronos nor any affiliate of Kronos has entered into any arrangement or understanding with any person, including but not limited to any broker-dealer who acquired securities to be tendered in the Exchange Offer (the "Initial Securities") for its own account as a result of market-making activities or other trading activities, to distribute the securities to be received in the Exchange Offer (the "Exchange Securities"), and to the best of Kronos's information and belief, each person participating in the Exchange Offer is acquiring the Exchange Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Securities.


     2. Kronos will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Securities (a) may not rely on the Staff position enunciated in the Exxon No-Action Letter or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), in connection with a secondary resale transaction. Kronos acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.


     3. Kronos will make also each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Initial Securities for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Initial Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Securities. The prospectus may be the prospectus for the Exchange Offer, so long as it contains a plan of distribution with respect to such resale transaction (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Securities held by the broker-dealer).


     4. Kronos will include in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer the following provisions: (a) a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents to Kronos that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Securities; and (b) if the exchange offeree is a broker-dealer holding Initial Securities for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of any Exchange Securities received in respect of such Initial Securities pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by acknowledging and delivering a prospectus as described in clause (b) of the previous sentence, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     If you have any questions, please do not hesitate to contact the undersigned at (214) 740-8623.

                                                     Very truly yours,

                                                     /s/ Don M. Glendenning
                                                     ---------------------------

                                                     Don M. Glendenning